SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )

                        RIDGEWOOD ELECTRIC POWER TRUST I
--------------------------------------------------------------------------------
                             Name of Subject Company


                        RIDGEWOOD ELECTRIC POWER TRUST I
 -------------------------------------------------------------------------------
                       (Name of Persons Filing Statement)

                     INVESTOR SHARES OF BENEFICIAL INTEREST
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       [ ]
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Daniel V. Gulino, Esq.
                    Senior Vice President and General Counsel
                        Ridgewood Electric Power Trust I
                             c/o Ridgewood Power LLC
                               947 Linwood Avenue
                           Ridgewood, New Jersey 07450
                            Telephone: (201) 447-9000
                            Facsimile: (201) 447-0474
 -------------------------------------------------------------------------------
                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                     communications on behalf of the persons
                                filing statement)

                                   Copies to:

                          Douglas S. Eakeley, Esq. and
                              Peter M. Suzuki, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                            Telephone: (973) 597-2500
                            Facsimile: (973) 597-2400

[ ] Check box if the filing relates solely to preliminary communications made before commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

The name of the subject company is Ridgewood Electric Power Trust I (the "Trust"). The Trust was organized as a Delaware business trust on May 9, 1994. The address of the principal executive offices of the Trust is c/o Ridgewood Power LLC, 947 Linwood Avenue, Ridgewood, New Jersey 07450-2939, and the telephone number of the principal executive offices of the Trust is (201) 447-9000. The title of the class of equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates are investor shares of beneficial interest in the Trust. (the "Shares"). There are 105.5 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

The name, business telephone number and business address of the Trust, which is the person filing this Statement, is set forth in Item 1 above.

This Statement relates to the tender offer by Golden State Financial (the "Bidder") to purchase up to 25 Shares at a price of $43,000 per Share on a "first received, first buy" basis with an October 11, 2000 termination date (the "Offer"). The Offer is set forth in Bidder's letter dated September 10, 2000, addressed to Holders of Ridgewood Electric Power Trust I; the Offer is attached as Exhibit A hereto and incorporated herein by reference. To the best knowledge of the Trust, the Bidder has not filed a Schedule TO in connection with the Offer. The Bidder's letter of September 10, 2000, states that its address is PO Box 2233, Orinda, CA, 94563-2233.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Certain agreements, arrangements or understandings between the Trust and its executive officers, managing shareholder, trustees, and affiliates are described in the Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Annual Report") under the following items: "Item 10. Directors and Executive Officers of the Registrant," "Item 11. Executive Compensation," "Item
12. Security Ownership of Certain Beneficial Owners and Management," "Item 13. Certain Relationships and Related Transactions," and "General Development of the Business" found in Item 1. Business. A copy of the pertinent portions of the Annual Report is attached as Exhibit B hereto and such portions are incorporated herein by reference.

Except as discussed herein or incorporated herein by reference, to the best knowledge of the Trust, as of the date hereof there exists no other material agreement, arrangement or understanding and no actual or potential conflict of interests between the Trust or its affiliates and (i) the Trust's executive officers, managing shareholder, trustees or affiliates, or (ii) the Bidder or its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

The managing shareholder of the Trust considered the terms of the Offer and determined that the offer was so violative of the law for a proper tender offer under Section 14(d) of the Securities Exchange Act of 1934, that the managing shareholder wrote a cease-and-desist letter to the Bidder demanding that the Offer be withdrawn or conformed to the applicable rules governing tender offers, discussed in Item. 8 herein. The managing shareholder found the Offer to be coercive in its terms and manipulative in its failure to comply with applicable laws. Accordingly, the managing shareholder recommended to the holders of Shares that they reject the Offer and not tender any Shares to the Bidder. A copy of the letter to holders of Shares communicating this position is attached as Exhibit C hereto and is incorporated herein by reference.

In reaching its determination and recommendation, the managing shareholder considered numerous factors, including, without limitation, the paucity of information provided by the Bidder regarding itself and its financial resources, the possible adverse tax consequences to holders of Shares that could be caused by a reclassification of the Trust as a publicly traded partnership if more than 2% of the Trust's shares are sold in any 12 month period, and the possible regulatory problems that could be created if the sale of Shares to the Bidder violates ownership restrictions under the Public Utilities Regulatory Procedures Act of 1978.

The managing shareholder believes that the Offer is coercive in that:
o the Offer purports to be made on a "first received, first buy" basis, rather than on a pro rata basis; o the Offer does not describe or offer any withdrawal rights; and o the Bidder has not filed a Schedule TO or furnished holders of the Shares with basic information regarding the Offer.

The managing shareholder believes that such coercive acts are also manipulative and violative of basic aspects of the Securities Exchange Act and the rules promulgated thereunder.

The foregoing discussion of the information and factors considered by the managing shareholder is not intended to be exhaustive but addresses all of the material information and factors considered by the managing shareholder in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the managing shareholder did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that the holders of Shares reject the Offer. Such determination was made after consideration of all the factors taken as a whole.

To the best of the Trust's knowledge after reasonable inquiry, none of the Trust's executive officers, the managing shareholder, or trustees currently intends to tender to the Bidder the Shares held of record or beneficially owned by such persons.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

To date, the Trust has not employed, retained or compensated any person to make solicitations or recommendations to the holders of Shares with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

There have been no transactions in the Shares during the past 60 days by the Trust, or to the best of the Trust's knowledge, by any executive officer, trustee, affiliate, or subsidiary of the Trust.

ITEM 7.  PURPOSES FOR THE TRANSACTION AND PLANS OR PROPOSAL

No negotiation is being undertaken or is underway by the Trust in response to the Offer which relates to or would result in (1) a tender offer or other acquisition of the Trust's securities by the Trust, any subsidiary of the Trust, or any other person; (2) an extraordinary transaction such as a merger, reorganization or liquidation involving the Trust or any subsidiary of the Trust; (3) a purchase, sale or transfer of a material amount of assets of the Trust or any subsidiary of the Trust; or (4) any material change in the present dividend rate or policy of the Trust, or in the indebtedness or capitalization of the Trust.

Except for the actions by the managing shareholder described in Item 4 and Item 8, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the first paragraph of this
Item 7.

ITEM 8.  ADDITIONAL INFORMATION

On September 22, 2000, the Trust sent a letter to the Bidder demanding that the Bidder cease and desist from its unlawful, coercive and manipulative tender offer practices contained in the Offer; a copy of that letter is attached as Exhibit D hereto and is incorporated herein by reference.

ITEM 9.  EXHIBITS

         Exhibit A - Bidder's Offer Letter dated September 10, 2000.

         Exhibit B - Excerpts from Ridgewood Electric Power Trust I Annual Report on Form 10-K for the period ended December 31, 1999.

         Exhibit C - Letter to Holders of Shares dated September 22, 2000.

         Exhibit D - Letter to Bidder Demanding that the Bidder Cease and Desist from Unlawful Tender Offer Practices.
                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        RIDGEWOOD ELECTRIC POWER TRUST I,
                      by Ridgewood Power LLC, its managing
                                   shareholder



                            By: /s/ Robert E. Swanson
                             Name: Robert E. Swanson
                                Title: President


                             **********************

                                    EXHIBIT A

                             Golden State Financial
                                  [Letterhead]


September 10, 2000

Holders of:  RIDGEWOOD ELECTRIC POWER TRUST I
             --------------------------------


Re:  Purchase Offer

Dear Investor:

We are offering you an opportunity to sell your Investor Shares ("Shares") in Ridgewood Electric Power Trust I (the "Trust"). We are offering to purchase those Shares for $43,000 / Share. This amount will be reduced by any distributions declared or distributed by the Trust after September 1, 2000.

This offer is limited to the purchase of up to 25 Shares. We will accept Shares on a "first-received, first-buy" basis. You will be paid promptly following (i) the acceptance by us of a valid Agreement of Sale and Transfer, properly executed by you, and (ii) the transfer of Shares from you as seller to us as purchaser on the records of the Trust. All accepted sales of Shares will be irrevocable upon our receipt of your executed Agreement of Sale and Transfer.

Golden State Financial is not an affiliate of the Managing Shareholder or the Trust.

This offer provides you an opportunity to decide whether of not you want to continue to e involved with the Trust. You may wish to sell your Shares in the Trust for any number of reasons including the following:

DESIRE FOR LIQUIDITY - You may have other investment opportunities or other uses for the funds.

SIMPLIFY TAX REPORTING - Your last K-1 will be for tax year 2000.

FAST, COMMISSION-FREE SALE - There will be no commission charged.

To liquidate your Shares carefully complete the enclosed Agreement of Sale and Transfer noting the following:

* You must obtain a Medallion Guarantee for your signature (both signatures if held jointly.

* If the Shares are held in a trust we will need a copy of the front page, the signature page and the powers of the trustee from the trust agreement.

* If the Shares are held in a retirement account, please provide the name of the custodian and the account number.


Return completed Agreement in the enclosed envelope



PO Box 2233 o Orinda, CA o 94563-2233

Phone (800) 990-5604 FAX (925) 253-2501

                             Golden State Financial
                                  [Letterhead]


                         Agreement of Sale and Transfer
                             For Investor Shares In

                        RIDGEWOOD ELECTRIC POWER TRUST I

Subject to acceptance by Purchaser, the undersigned ("Seller") hereby sells, assigns, transfers, conveys and delivers (the "Sale") to Golden State Financial or its designated assignee ("Purchaser"), all of the Seller's rights, title and interest in Investor Shares ("Shares"), in Ridgewood Electric Power Trust I, a Delaware business trust ("Trust") being sold pursuant to this Agreement, Purchase price shall be $43,000 per Share. Payment for such purchase will be made immediately upon completion of the transfer of Shares from Seller to Purchaser on the Trust's records.

Such Sale shall include, without limitation, all rights in, and claims to, any Trust profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever, distributable or allocable to such Shares under the Declaration of Trust. The Seller hereby irrevocably constitutes and appoints the Purchaser as the true and lawful agent and attorney-in-fact for the Seller with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with a Share). Purchaser as attorney-in-fact shall also have the right to deliver such Shares and transfer ownership of such Shares on the Trust's books maintained by the Managing Shareholder, together with all accompanying evidences of transfer and authenticity to, or upon the order of Purchaser. Upon the execution of this Agreement by the Seller and Purchaser, Purchaser shall have the right to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of such Shares as of September 1, 2000.

The Seller hereby represents and warrants to the Purchaser that the Seller owns such Shares and has full power and authority to validly sell, assign, transfer, convey and deliver to the Purchaser such Shares, and that when any such Shares are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title.

All authority herein conferred or agreed to confer shall survive the death or incapacity of the Seller and any obligations of the Seller shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This agreement is irrevocable and may not be withdrawn. Upon request, the Seller will execute and deliver any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer and purchase of such Shares.

The Seller hereby certifies, under penalties of perjury, that (i) the tax identification number shown on this form is the Seller's correct Taxpayer Identification Number; and (ii) Seller is not subject to backup withholding either because Seller has not been notified by the Internal Revenue Service (the "IRS") that Seller is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified Seller that Seller is no longer subject to backup withholding.

The Seller hereby directs the Managing Shareholder to immediately change the address of record as the registered owner of shares to be transferred herein to that of the Purchaser, conditional solely upon Purchaser's execution of this agreement.

If legal title to the Shares is held through an IRA or KEOGH or similar account, I understand that this agreement must be signed by the custodian of such IRA or KEOGH account. Furthermore, I hereby authorize and direct the custodian of such IRA or KEOGH to confirm this agreement.

This offer expires October 11, 2000

PO Box 2233 o Orinda, CA o 94563-2233

Phone (800) 990-5604 FAX (925) 253-2501

                       Golden State Financial [Letterhead]


RIDGEWOOD ELECTRIC POWER TRUST I


Print Seller's Name Clearly Print Joint Seller's or Custodian's name




Seller's Signature Joint Seller's or Custodian's Signature




Medallion Guarantee Medallion Guarantee



Home Phone Number Custodian holding the Shares (if applicable)


Work Phone Number Retirement Account Number


Fax Number



Mailing Address Certificate Enclosed (Yes or No)


City, State, Zip Code Certificate Enclosed (Yes or No)


Social Security/Tax ID No.



Date


Number of Shares to be sold
(Indicate "all" if so desired)


Accepted by Purchaser's Authorized Representative

Send completed form to:
Golden State Financial
(Envelope Enclosed)

PO Box 2233 o Orinda, CA o 94563-2233

Phone (800) 990-5604 FAX (925) 253-2501

                                    EXHIBIT B

Item 10.  Directors and Executive Officers of the Registrant.

(a)  General.

     As Managing Shareholder of the Trust, Ridgewood Power LLC has direct and exclusive discretion in management and control of the affairs of the Trust (subject to the general supervision and review of the Independent Trustees and the Managing Shareholder acting together as the Board of the Trust). The Managing Shareholder will be entitled to resign as Managing Shareholder of the Trust only (i) with cause (which cause does not include the fact or determination that continued service would be unprofitable to the Managing Shareholder) or (ii) without cause with the consent of a majority in interest of the Investors. It may be removed from its capacity as Managing Shareholder as provided in the Declaration.

Ridgewood Holding, which was incorporated in April 1992, is the Corporate Trustee of the Trust.

(b)  Managing Shareholder.

     Ridgewood Power Corporation was incorporated in February 1991 as a Delaware corporation for the primary purpose of acting as a managing shareholder of business trusts and as a managing general partner of limited partnerships which are organized to participate in the development, construction and ownership of Independent Power Projects. It organized the Trust and acted as managing shareholder until April 1999. On or about April 21, 1999 it was merged into the current Managing Shareholder, Ridgewood Power LLC. Ridgewood Power LLC was organized in early April 1999 and has no business other than acting as the successor to Ridgewood Power Corporation. Robert E. Swanson has been the President, sole director and sole stockholder of Ridgewood Power Corporation since its inception in February 1991 and is now the controlling member, sole manager and President of the Managing Shareholder. All of the equity in the Managing Shareholder is or will be owned by Mr. Swanson or by family trusts. Mr. Swanson has the power on behalf of those trusts to vote or dispose of the membership equity interests owned by them.

     The Managing Shareholder has also organized Ridgewood Electric Power Trust II ("Ridgewood Power II"), Ridgewood Electric Power Trust II ("Ridgewood Power II"), Ridgewood Electric Power Trust IV ("Ridgewood Power IV"), Ridgewood Electric Power Trust V ("Ridgewood Power V") and The Ridgewood Power Growth Fund (the "Growth Fund") as Delaware business trusts to participate in the independent power industry. Ridgewood Power LLC is now also their managing shareholder. The business objectives of these five trusts are similar to those of the Trust.

     A number of other companies are affiliates of Mr. Swanson and Ridgewood Power. Each of these also was organized as a corporation that was wholly-owned by Mr. Swanson. In April 1999, most of them were merged into limited liability companies with similar names and Mr. Swanson became the sole manager and controlling owner of each limited liability company. For convenience, the remainder of this Memorandum will discuss each limited liability company and its corporate predecessor as a single entity.

     The Managing Shareholder is an affiliate of Ridgewood Energy Corporation("Ridgewood Energy"), which has organized and operated 48 limited partnership funds and one business trust over the last 18 years (of which 25 have terminated) and which had total capital contributions in excess of $190 million. The programs operated by Ridgewood Energy have invested in oil and natural gas drilling and completion and other related activities. Other affiliates of the Managing Shareholder include Ridgewood Securities LLC ("Ridgewood Securities"), an NASD member which has been the placement agent for the private placement offerings of the six trusts sponsored by the Managing Shareholder and the funds sponsored by Ridgewood Energy; Ridgewood Capital Management LLC ("Ridgewood Capital"), which assists in offerings made by the Managing Shareholder and which is the sponsor of four privately offered venture capital funds (the Ridgewood Capital Venture Partners and Ridgewood Capital Venture Partners II funds); Ridgewood Power VI LLC ("Power VI"), which is a managing shareholder of the Growth Fund, and RPMCo. Each of these companies is controlled by Robert E. Swanson, who is their sole director or manager.

     Set forth below is certain information concerning Mr. Swanson and other executive officers of the Managing Shareholder.

     Robert E. Swanson, age 53, has also served as President of the Trust since its inception in 1991 and as President of RPMCo, Ridgewood Power II, Ridgewood Power III, Ridgewood Power IV, Ridgewood Power V and the Growth Fund, since their respective inceptions. Mr. Swanson has been President and registered principal of Ridgewood Securities and became the Chairman of the Board of Ridgewood Capital on its organization in 1998. He also is Chairman of the Board of the Ridgewood Capital Venture Partners I and II venture capital funds. In addition, he has been President and sole stockholder of Ridgewood Energy since its inception in October 1982. Prior to forming Ridgewood Energy in 1982, Mr. Swanson was a tax partner at the former New York and Los Angeles law firm of Fulop & Hardee and an officer in the Trust and Investment Division of Morgan Guaranty Trust Company. His specialty is in personal tax and financial planning, including income, estate and gift tax. Mr. Swanson is a member of the New York State and New Jersey bars, the Association of the Bar of the City of New York and the New York State Bar Association. He is a graduate of Amherst College and Fordham University Law School.

     Robert L. Gold, age 41, has served as Executive Vice President of the Managing Shareholder, RPMCo, the Trust, Ridgewood Power II, Ridgewood Power III, Ridgewood Power IV, Ridgewood Power V and the Growth Fund since their respective inceptions, with primary responsibility for marketing and acquisitions. He has been President of Ridgewood Capital since its organization in 1998. As such, he is President of the Ridgewood Capital Venture Partners I and II funds. He has served as Vice President and General Counsel of Ridgewood Securities Corporation since he joined the firm in December 1987. Mr. Gold has also served as Executive Vice President of Ridgewood Energy since October 1990. He served as Vice President of Ridgewood Energy from December 1987 through September 1990. For the two years prior to joining Ridgewood Energy and Ridgewood Securities, Mr. Gold was a corporate attorney in the law firm of Cleary, Gottlieb, Steen & Hamilton in New York City where his experience included mortgage finance, mergers and acquisitions, public offerings, tender offers, and other business legal matters. Mr. Gold is a member of the New York State bar. He is a graduate of Colgate University and New York University School of Law.

     Thomas R. Brown, age 45, joined the Managing Shareholder in November 1994 as Senior Vice President and holds the same position with the Trust, RPMCo and each of the other trusts sponsored by the Managing Shareholder. He became Chief Operating Officer of the Managing Shareholder, RPMCo and the Ridgewood Power I through V trusts in October 1996, and is the Chief Operating Officer of the Growth Fund. Mr. Brown has over 20 years' experience in the development and operation of power and industrial projects. From 1992 until joining the Managing Shareholder he was employed by Tampella Services, Inc., an affiliate of Tampella, Inc., one of the world's largest manufacturers of boilers and related equipment for the power industry. Mr. Brown was Project Manager for Tampella's Piney Creek project, a $100 million bituminous waste coal fired circulating fluidized bed power plant. Between 1990 and 1992 Mr. Brown was Deputy Project Manager at Inter-Power of Pennsylvania, where he successfully developed a 106 megawatt coal fired facility. Between 1982 and 1990 Mr. Brown was employed by Pennsylvania Electric Company, an integrated utility, as a Senior Thermal Performance Engineer. Prior to that, Mr. Brown was an Engineer with Bethlehem Steel Corporation. He has an Bachelor of Science degree in Mechanical Engineering from Pennsylvania State University and an MBA in Finance from the University of Pennsylvania. Mr. Brown satisfied all requirements to earn the Professional Engineer designation in 1985.

     Martin V. Quinn, age 53, assumed the duties of Chief Financial Officer of the Managing Shareholder, the Trust, four other trusts organized by the Managing Shareholder and RPMCo in November 1996 under a consulting arrangement. He became a full-time officer of the Managing Shareholder and RPMCo in April 1997 and is now also Chief Financial Officer of the Growth Fund. He is also the Chief Financial Officer of Ridgewood Capital and of the Ridgewood Capital Venture Partners I and II funds.

     Mr. Quinn has 32 years of experience in financial management and corporate mergers and acquisitions, gained with major, publicly-traded companies and an international accounting firm. He formerly served as Vice President of Finance and Chief Financial Officer of NORSTAR Energy, an energy services company, from February 1994 until June 1996. From 1991 to March 1993, Mr. Quinn was employed by Brown-Forman Corporation, a diversified consumer products company and distiller, where he was Vice President-Corporate Development. From 1981 to 1991, Mr. Quinn held various officer-level positions with NERCO, Inc., a mining and natural resource company, including Vice President- Controller and Chief Accounting Officer for his last six years and Vice President-Corporate Development. Mr. Quinn's professional qualifications include his certified public accountant qualification in New York State, membership in the American Institute of Certified Public Accountants, six years of experience with the international accounting firm of PricewaterhouseCoopers LLP, and a Bachelor of Science degree in Accounting and Finance from the University of Scranton (1969).

     Mary Lou Olin, age 47, has served as Vice President of the Managing Shareholder, RPMCo, Ridgewood Capital, the Trust, Ridgewood Power II, Ridgewood Power III, Ridgewood Power IV, Ridgewood Power V and the Growth Fund since their respective inceptions. She has also served as Vice President of Ridgewood Energy since October 1984, when she joined the firm. Her primary areas of responsibility are investor relations, communications and administration. Prior to her employment at Ridgewood Energy, Ms. Olin was a Regional Administrator at McGraw-Hill Training Systems where she was employed for two years. Prior to that, she was employed by RCA Corporation. Ms. Olin has a Bachelor of Arts degree from Queens College.

 (c)  Management Agreement.

     The Trust has entered into a Management Agreement with the Managing Shareholder, its Managing Shareholder, detailing how the Managing Shareholder will render management, administrative and investment advisory services to the Trust. Specifically, the Managing Shareholder will perform (or arrange for the performance of) the management and administrative services required for the operation of the Trust. Among other services, it will administer the accounts and handle relations with the Investors, provide the Trust with office space, equipment and facilities and other services necessary for its operation and conduct the Trust's relations with custodians, depositories, accountants, attorneys, brokers and dealers, corporate fiduciaries, insurers, banks and others, as required.

     The Managing Shareholder will also be responsible for making investment and divestment decisions, subject to the provisions of the Declaration. The Managing Shareholder will be obligated to pay the compensation of the personnel and all administrative and service expenses necessary to perform the foregoing obligations. The Trust will pay all other expenses of the Trust, including transaction expenses, valuation costs, expenses of preparing and printing periodic reports for Investors and the Commission, postage for Trust mailings, Commission fees, interest, taxes, legal, accounting and consulting fees, litigation expenses and other expenses properly payable by the Trust. The Trust will reimburse the Managing Shareholder for all such Trust expenses paid by it.

     As compensation for the Managing Shareholder's performance under the Management Agreement, the Trust is obligated to pay the Managing Shareholder an annual management fee described below at Item 13 -- Certain Relationships and Related Transactions.

     The Board of the Trust (including both initial Independent Trustees) have approved the initial Management Agreement and its renewals. Each Investor consented to the terms and conditions of the initial Management Agreement by subscribing to acquire Investor Shares in the Trust. The Management Agreement will remain in effect until January 4, 2001 [assumes approval by board] and year to year thereafter as long as it is approved at least annually by (i) either the Board of the Trust or a majority in interest of the Investors and (ii) a majority of the Independent Trustees. The agreement is subject to termination at any time on 60 days' prior notice by the Board, a majority in interest of the Investors or the Managing Shareholder. The agreement is subject to amendment by the parties with the approval of (i) either the Board or a majority in interest of the Investors and (ii) a majority of the Independent Trustees.

(d) Executive Officers of the Trust.

     Pursuant to the Declaration, the Managing Shareholder has appointed officers of the Trust to act on behalf of the Trust and sign documents on behalf of the Trust as authorized by the Managing Shareholder. Mr. Swanson has been named the President of the Trust and the other principal officers of the Trust are identical to those of the Managing Shareholder.

     The officers have the duties and powers usually applicable to similar officers of a Delaware business corporation in carrying out Trust business. Officers act under the supervision and control of the Managing Shareholder, which is entitled to remove any officer at any time. Unless otherwise specified by the Managing Shareholder, the President of the Trust has full power to act on behalf of the Trust. The Managing Shareholder expects that most actions taken in the name of the Trust will be taken by Mr. Swanson and the other principal officers in their capacities as officers of the Trust under the direction of the Managing Shareholder rather than as officers of the Managing Shareholder.

(e)  The Trustees.

     The 1940 Act requires the Independent Trustees to be individuals who are not "interested persons" of the Trust as defined under the 1940 Act (generally, persons who are not affiliated with the Trust or with affiliates of the Trust). There must always be at least two Independent Trustees; a larger number may be specified by the Board from time to time. Each Independent Trustee has an indefinite term. Vacancies in the authorized number of Independent Trustees will be filled by vote of the remaining Board members so long as there is at least one Independent Trustee; otherwise, the Managing Shareholder must call a special meeting of Investors to elect Independent Trustees. Vacancies must be filled within 90 days. An Independent Trustee may resign effective on the designation of a successor and may be removed for cause by at least two-thirds of the remaining Board members or with or without cause by action of the holders of at least two-thirds of Shares held by Investors. Under the Declaration, the Independent Trustees are authorized to act only where their consent is required under the 1940 Act and to exercise a general power to review and oversee the Managing Shareholder's other actions. They are under a fiduciary duty similar to that of corporation directors to act in the Trust's best interest and are entitled to compel action by the Managing Shareholder to carry out that duty, if necessary, but ordinarily they have no duty to manage or direct the management of the Trust outside their enumerated responsibilities.

     The Independent Trustees of the Trust are John C. Belknap, Dr. Richard D. Propper and Seymour Robin. Mr. Belknap, Dr. Propper and Mr. Robin also serve as independent trustees for Ridgewood Power IV and the Growth Fund. Set forth below is certain information concerning these individuals, who are not otherwise affiliated with the Trust, the Managing Shareholder or their directors, officers or agents.

     John C. Belknap, age 53, has been chief financial officer of three national retail chains and their parent companies. He currently is an independent financial consultant associated with Dr. Propper. From July 1997 to [August 1999], he was Executive Vice President and Chief Financial Officer of Richfood Holdings, Inc., a Virginia-based food manufacturer. From December 1995 to June 1997 Mr. Belknap was Executive Vice President and Chief Financial Officer of OfficeMax, Inc., a national chain of office supply stores. From February 1994 to February 1995, Mr. Belknap was Executive Vice President and Chief Financial Officer of Zale Corporation, a 1,200 store jewelry retail chain. From January 1990 to January 1994 and from February 1995 to December 1995, Mr. Belknap was an independent financial consultant. From January 1989 through May 1993 he aso served as a director of and consultant to Finlay Enterprises, Inc., an operator of leased fine jewelry departments in major department stores nationwide. Prior to 1989, Mr. Belknap served as Chief Financial Officer of Seligman & Latz, Kay Corporation and its subsidiary, Kay Jewelers, Inc.

     From January 1990 until February 1994, Mr. Belknap consulted in a variety of strategic corporate transactions, including mergers and acquisitions, divestitures and refinancing. One such transaction involved the recapitalization and change of control of Finlay in May 1993. From 1979 to 1985, Mr. Belknap served as Chief Financial Officer of Kay Corporation ("Kay"), the parent of Kay Jewelers, Inc. ("KJI"), a national chain of jewelry stores and leased jewelry departments in major department stores. He served as Chief Financial Officer of KJI from 1974 to 1979 and as its Assistant Controller from 1973 to 1974. Between 1970 and 1973, Mr. Belknap was a senior auditor at Arthur Young & Company (now Ernst & Young), a national accounting firm. Mr. Belknap earned BA and MBA degrees from Cornell University.

     Dr. Richard D. Propper, age 51, graduated from McGill University in 1969 and received his medical degree from Stanford University in 1972. He completed his internship and residency in Pediatrics in 1974, and then attended Harvard University for post doctoral training in hematology/oncology. Upon the completion of such training, he joined the staff of the Harvard Medical School where he served as an assistant professor until 1983. In 1983, Dr. Propper left academic medicine to found Montgomery Medical Ventures, one of the largest medical technology venture capital firms in the United States. He served as managing general partner of Montgomery Medical Ventures until 1993.

     Dr. Propper is currently a consultant to a variety of companies for medical matters, including international opportunities in medicine. In June 1996 Dr. Propper agreed to an order of the Commission that required him to make filings under Sections 13(d) and (g) and 16 of the 1934 Act and that imposed a civil penalty of $15,000. In entering into that agreement, Dr. Propper did not admit or deny any of the alleged failures to file recited in that order. Dr. Propper is also an acquisition consultant for Ridgewood Capital Venture Partners, LLC and Ridgewood Institutional Venture Partners, LLC, the first two venture capital funds sponsored by Ridgewood Capital. He receives a fixed consulting fee from those funds and contingent compensation from Ridgewood Capital.

         Seymour (Si) Robin, age [72], has been the Executive Vice President and CEO of Sensor Systems, Inc., an antenna manufacturing company located in Chatsworth, California. He has held this position since 1972. From 1949 to 1953, he owned and operated United Manufacturing Company, which specialized in aircraft and missile antennas. From 1953 to 1957, he managed Bendix Antenna Division, which specialized in aircraft and space antennas and avionics. In 1957, he started SRA Antenna Company as a manufacturer and technical consultant to worldwide manufacturers or commercial and military aircraft and space vehicles. He remained at SRA Antenna Company until 1971, at which time he became Executive Vice President and CEO of Sensor Systems, Inc.

         Mr. Robin holds degrees in mechanical and electrical engineering from Montreal Technical Institute and U.C.L.A. He is an FAA-certified pilot (multi-engine, instrument, land and sea ratings) since 1966. He has received the AMC Airline Voltaire Award for the Most Outstanding Contribution to Airline Avionics in the Past 50 Years. He also owns significant interests in commercial and residential real estate in the southwest U.S. Mr. Robin was elected as an Independent Trustee by the two other Independent Trustees and Mr. Swanson in January 2000. He also serves as an Independent Trustee of Trust IV and of the Growth Fund.

     The Corporate Trustee of the Trust is Ridgewood Holding. Legal title to Trust Property will be in the name of the Trust if possible or Ridgewood Holding as trustee. Ridgewood Holding is also a trustee of Ridgewood Power II - V and the Growth Fund and of an oil and gas business trust sponsored by Ridgewood Energy and is expected to be a trustee of other similar entities that may be organized by the Managing Shareholder and Ridgewood Energy. The President and sole stockholder of Ridgewood Holding is Robert E. Swanson; its other executive officers are identical to those of the Managing Shareholder. See -Managing Shareholder. The principal office of Ridgewood Holding is at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899.

     The Trustees are not liable to persons other than Shareholders for the obligations of the Trust.

     The Trust has relied and will continue to rely on the Managing Shareholder and engineering, legal, investment banking and other professional consultants (as needed) and to monitor and report to the Trust concerning the operations of Projects in which it invests, to review proposals for additional development or financing, and to represent the Trust's interests. The Trust will rely on such persons to review proposals to sell its interests in Projects in the future.

(f)  Section 16(a) Beneficial Ownership Reporting Compliance

All individuals subject to the requirements of Section 16(a) have complied with those reporting requirements during 1999.

(g)  RPMCo.

     As discussed above at Item 1 - Business, RPMCo assumed day-to-day management responsibility for the Olinda Project, effective June 1, 1997. Like the Managing Shareholder, RPMCo is wholly owned by Robert E. Swanson. It entered into an "Operation Agreement" with the Trust's subsidiary that owns the Project, effective June 1, 1997, under which RPMCo, under the supervision of the Managing Shareholder, will provide the management, purchasing, engineering, planning and administrative services for the Olinda Project. RPMCo will charge the Trust at its cost for these services and for the Trust's allocable amount of certain overhead items. RPMCo shares space and facilities with the Managing Shareholder and its affiliates. To the extent that common expenses can be reasonably allocated to RPMCo, the Managing Shareholder may, but is not required to, charge RPMCo at cost for the allocated amounts and such allocated amounts will be borne by the Trust and other programs. Common expenses that are not so allocated will be borne by the Managing Shareholder.

     Initially, the Managing Shareholder does not anticipate charging RPMCo for the full amount of rent, utility supplies and office expenses allocable to RPMCo. As a result, both initially and on an ongoing basis the Managing
Shareholder believes that RPMCo's charges for its services to the Trust are likely to be materially less than its economic costs and the costs of engaging comparable third persons as managers. RPMCo will not receive any compensation in excess of its costs.

     Allocations of costs will be made either on the basis of identifiable direct costs, time records or in proportion to each program's investments in Projects managed by RPMCo; and allocations will be made in a manner consistent with generally accepted accounting principles.

     RPMCo will not provide any services related to the administration of the Trust, such as investment, accounting, tax, investor communication or regulatory services, nor will it participate in identifying, acquiring or disposing of Projects. RPMCo will not have the power to act in the Trust's name or to bind the Trust, which will be exercised by the Managing Shareholder or the Trust's officers.

     The Operation Agreement does not have a fixed term and is terminable by RPMCo, by the Managing Shareholder or by vote of a majority in interest of Investors, on 60 days' prior notice. The Operation Agreement may be amended by agreement of the Managing Shareholder and RPMCo; however, no amendment that materially increases the obligations of the Trust or that materially decreases the obligations of RPMCo shall become effective until at least 45 days after notice of the amendment, together with the text thereof, has been given to all Investors.

     The executive officers of RPMCo are Mr. Swanson (President), Mr. Gold (Executive Vice President), Mr. Brown (Senior Vice President and Chief Operating Officer), Mr. Quinn (Senior Vice President and Chief Financial Officer) and Ms. Olin (Vice President). Douglas V. Liebschner, Vice President - Operations, is a key employee.

     Douglas V. Liebschner, age 53, joined RPMCo in June 1996 as Vice President of Operations. He has over 28 years of experience in the operation and maintenance of power plants. From 1992 until joining RPMCo, he was employed by Tampella Services, Inc., an affiliate of Tampella, Inc., one of the world's largest manufacturers of boilers and related equipment for the power industry. Mr. Liebschner was Operations Supervisor for Tampella's Piney Creek project, a $100 million bituminous waste coal fired circulating fluidized bed ("CFB") power plant. Between 1989 and 1992, he supervised operations of a waste to energy plant in Poughkeepsie, N.Y. and an anthracite-waste-coal-burning CFB in Frackville, Pa. From 1969 to 1989, Mr. Liebschner served in the U.S. Navy, retiring with the rank of Lieutenant Commander. While in the Navy, he served mainly in billets dealing with the operation, maintenance and repair of ship propulsion plants, twice serving as Chief Engineer on board U.S. Navy combatant ships. He has a Bachelor of Science degree from the U.S. Naval Academy, Annapolis, Md.

Item 11.  Executive Compensation.

     Through 1995, the executive officers of the Trust and the Managing Shareholder were compensated by Ridgewood Energy. The Trust was not charged for their compensation; the Managing Shareholder remitted a portion of the fees paid to it by the Trust to reimburse Ridgewood Energy for employment costs incurred on Ridgewood Power's business. In 1996 and future years, the Managing Shareholder compensates its officers without additional payments by the Trust and will be reimbursed by Ridgewood Energy for costs related to Ridgewood Energy's business. The Trust will reimburse RPMCo at cost for services provided by RPMCo's employees; no such reimbursement per employee exceeded $60,000 in 1999 and 1998. Information as to the fees payable to the Managing Shareholder and certain affiliates is contained at Item 13 - Certain Relationships and Related Transactions.

     As compensation for services rendered to the Trust, pursuant to the Declaration, each Independent Trustee is entitled to be paid by the Trust the sum of $5,000 annually and to be reimbursed for all reasonable out-of-pocket expenses relating to attendance at Board meetings or otherwise performing his duties to the Trust. Accordingly in January 1995 and following years the Trust paid each Independent Trustee $5,000 for his services. The Board of the Trust is entitled to review the compensation payable to the Independent Trustees annually and increase or decrease it as the Board sees reasonable. The Trust is not entitled to pay the Independent Trustees compensation for consulting services rendered to the Trust outside the scope of their duties to the Trust without prior Board approval.

     Ridgewood Holding, the Corporate Trustee of the Trust, is not entitled to compensation for serving in such capacity, but is entitled to be reimbursed for Trust expenses incurred by it which are properly reimbursable under the Declaration.

Item 12.  Security Ownership of Certain Beneficial Owners and Management.

     The Trust sold 105.5 Investor Shares (approximately $10.5 million of gross proceeds) of beneficial interest in the Trust pursuant to a private placement offering under Rule 506 of Regulation D under the Securities Act. The offering closed on March 31, 1992. Further details concerning the offering are set forth above at Item 1-- Business. No person beneficially owns 5% or more of the Investor Shares.

     Ridgewood Power, the Managing Shareholder of the Trust, purchased for cash in the offering 1 Investor Share, equal to .9 of 1% of the outstanding Investor Shares, and Mr. Swanson purchased an additional 2.1 Investor Shares. By virtue of its purchase of that Investor Share, Ridgewood Power is entitled to the same ratable interest in the Trust as all other purchasers of Investor Shares. No other Trustees or executive officers of the Trust acquired Investor Shares in the Trust's offering.

     Ridgewood Power was issued one Management Share in the Trust representing the beneficial interests and management rights of Ridgewood Power in its capacity as the Managing Shareholder (excluding its interest in the Trust attributable to Investor Shares it acquired in the offering). The management rights of Ridgewood Power are described in further detail above at Item 1 - Business and in Item 10 - Directors and Executive Officers of the Registrant. Its beneficial interest in cash distributions of the Trust and its allocable share of the Trust's net profits and net losses and other items attributable to the Management Share are described in further detail below at Item 13. Certain Relationships and Related Transactions.

Item 13.  Certain Relationships and Related Transactions.

     The Declaration provides that cash flow of the Trust, less reasonable reserves which the Trust deems necessary to cover anticipated Trust expenses, is to be distributed to the Investors and the Managing Shareholder (collectively, the "Shareholders"), from time to time as the Trust deems appropriate. Prior to Payout (the point at which Investors have received cumulative distributions equal to the amount of their capital contributions), each year all distributions from the Trust, other than distributions of the revenues from dispositions of Trust Property, are to be allocated 99% to the Investors and 1% to the Managing Shareholder until Investors have received annual distributions equal to 15% of their Capital Contributions (a "15% Priority Distribution") and thereafter any remaining distributions will be allocated 80% to the Investors and 20% to the Managing Shareholder. Revenues from dispositions of Trust Property are to be distributed 99% to Investors and 1% to the Managing Shareholder until Payout. In all cases, after Payout, Investors are to be allocated 80% of all distributions and the Managing Shareholder 20%.

     For any fiscal period, the Trust's net profits, if any, other than those derived from dispositions of Trust Property, are allocated 99% to the Investors and 1% to the Managing Shareholder until the profits so allocated offset (1) the aggregate 15% Priority Distribution to all Investors and (2) any net losses from prior periods that had been allocated to the Shareholders. Any remaining net profits, other than those derived from dispositions of Trust Property, are allocated 80% to the Investors and 20% to the Managing Shareholder. If the Trust realizes net losses for the period, the losses are allocated 80% to the Investors and 20% to the Managing Shareholder until the losses so allocated offset any net profits from prior periods allocated to the Shareholders. Any remaining net losses are allocated 99% to the Investors and 1% to the Managing Shareholder. Revenues from dispositions of Trust Property are allocated in the same manner as distributions from such dispositions. Amounts allocated to the Investors are apportioned among them in proportion to their capital contributions.

     On liquidation of the Trust, the remaining assets of the Trust after discharge of its obligations, including any loans owed by the Trust to the Shareholders, will be distributed, first, 99% to the Investors and the remaining 1% to the Managing Shareholder, until Payout, and any remainder will be distributed to the Shareholders in proportion to their capital accounts.

     In 1999 and 1998, the Trust made distributions to the Managing Shareholder (which is a member of the Board of the Trust) as stated at Item 5 - Market for Registrant's Common Equity and Related Stockholder Matters. In addition, the Trust and its subsidiaries paid fees and reimbursements to the Managing Shareholder and its affiliates as follows:

 Fee                 Paid to    1999        1998        1997      1996      1995
Management fee   Managing      $76,331     $69,931     $67,483   $49,255 $86,510
                 Shareholder
Cost
 reimbursements  RPMCo       1,912,474   1,771,554   1,853,994 1,098,910      0

     These included all payroll, fuel and other expenses of operating the South Boston and Olinda Projects and an allocable portion of RPMCo overhead. These costs are paid by the Projects and do not appear in the Trust's financial statements.

     The management fee, payable monthly under the Management Agreement at the annual rate of 1% of the Trust's net asset value (until June 1994, of the Trust's total capital contributions), began on the closing of the offering and compensates the Managing Shareholder for certain management, administrative and advisory services for the Trust. In addition to the foregoing, the Trust reimbursed the Managing Shareholder at cost for expenses and fees of unaffiliated persons engaged by the Managing Shareholder for Trust business and for payroll and other costs of operation of the Trust's Projects. The reimbursements to RPMCo, which do not exceed its actual costs, are described at
Item 10(f) - Directors and Executive Officers of the Registrant -- RPMCo.

     In addition to the foregoing, the Trust reimbursed the Managing Shareholder at cost for expenses and fees of unaffiliated persons engaged by the Managing Shareholder for Trust business and in years before 1996 for payroll and other costs of operation of the South Boston Project. In 1996, these reimbursements were paid to RPMCo. The reimbursements to RPMCo, which do not exceed its actual costs, are described at Item 10(f) - Directors and Executive Officers of the Registrant -- RPMCo.

     Other information in response to this item is reported in response to Item 11 -- Executive Compensation, which information is incorporated by reference into this Item 13.

Item 1.  (a)  General Development of Business.

     Ridgewood Electric Power Trust I (the "Trust") was organized as a Delaware business trust on May 9, 1994. It was organized to acquire all of the assets of and to carry on the business of Ridgewood Energy Electric Power, L.P. (the "Partnership"). The Partnership was a Delaware limited partnership which was organized in March 1991 to participate in the development, construction and operation of independent power generating facilities ("Projects"). On June 15, 1994, with the approval of the partners, the Partnership was combined into the Trust, which acquired all of the Partnership's assets and which became liable for all of the Partnership's obligations. In exchange for their interests in the Partnership, the investors in the Partnership received an equivalent number of Investor Shares in the Trust. The Partnership has been dissolved.

     The predecessor Partnership raised $10.5 million in a single private offering conducted in 1991 and early 1992. Substantially all of those funds were applied prior to 1995 to the purchase of interests in the three Projects described below, to funding business ventures that were unsuccessful and to paying the fees and expenses of the Partnership's offering and the Partnership.

     The Trust made an election to be treated as a "business development company" under the Investment Company Act of 1940, as amended (the "1940 Act"). On May 26, 1994 the Trust notified the Securities and Exchange Commission of that election and registered its shares of beneficial interest (the "Investor Shares") under the Securities Exchange Act of 1934, as amended (the "1934 Act"). On June 25, 1994 the election and registration became effective. The Trust currently has 240 holders of record of Investor Shares.

     The Trust is organized similarly to a limited partnership. Ridgewood Power LLC (the "Managing Shareholder"), a Delaware corporation, is the Managing Shareholder of the Trust. For information about the merger of the prior Managing Shareholder, Ridgewood Power Corporation, into Ridgewood Power LLC, see Item 10(b) - Directors and Executive Officers of the Registrant - Managing Shareholder.

     In general, the Managing Shareholder has the powers of a general partner of a limited partnership. It has complete control of the day to day operation of the Trust and as to most acquisitions. The Managing Shareholder is not regularly elected by the owners of the Investor Shares (the "Investors"). The Managing Shareholder and the Independent Trustees of the Trust meet together and take the actions that the 1940 Act requires a board of directors to take for a business development company. The Board of the Trust also provides general supervision and review of the Managing Shareholder but does not have the power to take action on its own. The Independent Trustees do not have any management or administrative powers over the Trust or its property other than as expressly authorized or required by the Declaration of Trust of the Trust (the "Declaration") or the 1940 Act.

         Ridgewood Energy Holding Corporation ("Ridgewood Holding"), a Delaware corporation, is the Corporate Trustee of the Trust. The Corporate Trustee acts on the instructions of the Managing Shareholder and is not authorized to take independent discretionary action on behalf of the Trust. See Item 10. - Directors and Executive Officers of the Registrant below for a further description of the management of the Trust.

The following chart summarizes some of these relationships.


Ridgewood Electric Power Trust I and certain affiliates
(some entities and relationships omitted)

              Robert E. Swanson         Family trusts
                         x                  x (Mr. Swanson has
 Sole manager            x                  x  sole voting and
 Chief executive officer x                  x  investment power)
 Owner of 46% of equity  x                  x Owners of 54% of equity
        _________________X__________________X______________________________
       x             x                x        x            x             x
       x             x                x        x            x             x
       x             x                x        x            x             x
Ridgewood   Ridgewood Power   Ridgewood    Ridgewood    Ridgewood   Ridgewood
Securities   Management LLC   Power LLC    Energy       Power VI     Capital
Corporation                                Holding        LLC       Management
                                          Corporation                  LLC

             Operates power                Corporate                  Manager
Placement    plants for five  Managing     Trustee       Co-Managing  of two
agent        power trusts     Shareholder  for all      Shareholder   venture
("Ridgewood    ("RPMCo")       of six      six trusts    (dormant)    capital
 Securities")                  trusts          x          of the  funds &
                            ("Ridgewood        x         Growth Fund   marketing
                               Power")         x     ("Power VI Co")  affiliate
                                  x            x                x   ("Ridgewood
                                  x            x                x     Capital")
                                  x            x                x         x
    ______________________________x____________x_____________   x         x
    x           x          x           x            x        x  x         x
    x           x          x           x            x        x  x         x
Ridgewood   Ridgewood   Ridgewood   Ridgewood   Ridgewood  The Ridgewood  x
Electric    Electric    Electric    Electric    Electric   Power Growth   x
Power Trust Power Trust Power Trust Power Trust Power Trust   Fund        x
    I          II         III          IV           V         (the        x
(the "Trust") ("Power II") ("Power   ("Power IV") ("Power V") " Growth    x
                           III")                                Fund")    x
                                                                          x
                                          ________________________________X__
                                          x                                  x
                                          x                                  x
                                   Ridgewood Capital    Ridgewood Capital
                                   Venture Partners     Venture Partners II
                                       (the "Venture Capital Funds")

                                    EXHIBIT C


To: Ridgewood Power I Shareholders September 22, 2000

Re: Recommendation to Reject the Golden State Financial Tender Offer of September 10, 2000

--------------------------------------------------------------------------------

       As I indicated in my September 15, 2000 letter to you, Ridgewood Power recently became aware of an offer by Golden State Financial made to some, but not all Shareholders to purchase a limited number of Shares of Ridgewood Electric Power Trust III (the "Trust"). The tender offer is not registered with the Securities and Exchange Commission ("SEC") and therefore is illegal. In fact, it is the second illegal tender offer for Trust I from Golden State.

       Ridgewood Power is not aware of how or where Golden State Financial obtained the names and addresses of the shareholders who received the tender offer. Not all Shareholders received an offer, so Golden Sate may have old addresses or a partial list. Ridgewood Power certainly did not provide and would not provide any such shareholder information to Golden State Financial or any third party, unless we were required by law. I would like to reassure you that it is Ridgewood Power's position to protect to the utmost our shareholders' privacy.

         Although Golden State did not register its tender offer with the SEC, I must file this response letter with the SEC. Consequently, the language of this letter (except for this paragraph and the last paragraph) has been carefully drafted by Ridgewood's attorneys. You may find this language formalistic. We are not at liberty to expand on this material. Unfortunately, if you call us, we are required to limit our comments to material contained in this letter.


Recommendations

         The Golden State Financial tender offer omits many of the disclosures required or recommended by the SEC to prevent fraudulent, deceptive or manipulative practices in the tender offer process. For that reason and as further explained below, we recommend that YOU reject the tender offer and not sell your shares to golden state.

         First, Golden State Financial has provided very little information about itself, only a post office box in Orinda, California and an "800" telephone number. The only company by that name that we could find in Orinda is a small mortgage brokerage office. The SEC recommends that a tender offer bidder such as Golden State Financial provide more information regarding its (a) financial resources; (b) capacity to pay for tendered securities; (c) historic business practices; and (d) control persons and promoters.

         Financial information and historic business practices are particularly important for making an informed decision regarding tendering your shares. Shareholders need to know whether the bidder has the funds necessary to consummate the offer. If the bidder does not have the financing for the offer (e.g., cash or a commitment from a bank) at the commencement of the offer, the Bidder should clearly state that it cannot purchase securities until it obtains financing. We cannot determine from Golden State Financial's offering materials whether it can realistically afford to pay for any shares tendered.

         Second, Golden State Financial's tender offer has two features that are unfavorable to the Trust's Shareholders - (a) the offer is irrevocable and does not contain withdrawal rights and (b) the offer is on a "first received, first buy" basis without a pro-rata provision.

         As a result, once you deliver an executed Agreement of Sale and Transfer, you have irrevocably sold your shares to Golden State Financial. Additionally, there is no disclosure regarding Golden State Financial's ability to extend the expiration date of the offer. It is conceivable that payment for your shares could be significantly delayed beyond the October 11, 2000 if Golden State Financial extends the expiration date of the offer. In addition, a tender offer on a "first-received, first buy" basis is contrary to SEC tender offer requirements applicable to this tender offer. SEC rules require that tender offers under Regulation 14D contain "withdrawal rights" that permit the shareholder to withdraw the tender prior to the expiration of the offer.

         Third, the SEC also recognizes that the tax status of the Trust is an essential concern and that the Bidder should disclose whether or not the purchases will jeopardize the Trust's flow-through tax status. Golden State's offer is for up to 25 shares. That is almost 6.4% of the outstanding shares of the Trust. Under IRS rules for Trust III, sales of more than 2% of the Trust's shares in any 12 month period can allow the IRS to reclassify the Trust as a "publicly traded partnership." This means that the Trust would be taxed as a corporation and that your earnings would be taxed twice (at the Trust level and as dividends on your tax return) rather than once. Golden State Financial has not considered this impact on you and on all other Trust Shareholders. In turn, Ridgewood Power Corp. as managing Shareholder has under the Trust Agreement the obligation to review any potential transfers, and may reject them if the tax status of the Trust might be jeopardized.

         Finally, we have no information as to whether Golden State Financial has connections to the electric power industry or whether by purchasing shares it may violate ownership restrictions under the Public Utilities Regulatory Procedures Act of 1978. If the Trust were to violate that law, even inadvertently, our power contracts would be jeopardized.

         For all these reasons, we recommend that our shareholders reject Golden State Financial's offer, which lacks almost all the essential information that you need to make an informed decision.

         We have also written Golden State Financial to advise them that we believe the tender offer violates federal laws regarding tender offer. We have told Golden State Financial that if it does not withdraw the offer or comply with the laws, we will consider taking legal action in order to protect our Investors.

In compliance with SEC. recommendations, we want to advise you of the following:

Ridgewood Power, as managing shareholder, does not believe that it has a conflict of interest in opposing Golden State Financial's offer. Ridgewood Power's rights and duties will be unchanged regardless of whether shareholders transfer shares to Golden State Financial or not. Golden State Financial has not communicated with us at all other than to send us a copy of its documents and it has no affiliation or relationship with the Trust or Ridgewood Power. The Trust has not obtained or requested any outside valuations of its assets or its securities.

         As you might imagine, it is extremely annoying to have some outfit lob in an illegal tender offer, and we have to spend our time (and Trust money on lawyers) to advise us on how to legally respond to an illegal offer. Because this letter will be properly filed with the SEC, I am hopeful that the SEC will look into the activities of Golden State.

                                    EXHIBIT D



                               Ridgewood Power LLC
                               Daniel V. Gulino,
                              Senior Vice President
                               and General Counsel


September 22, 2000




Via Fax (925-253-2501) and Overnight Delivery

Golden State Financial
PO Box 2233
Orinda, CA 94563

         RE:      Tender Offer for Shares of Ridgewood Electric Power
                  Trusts I and III

Dear Golden State Financial:

         We have recently become aware of your tender offers for shares of Ridgewood Electric Power Trusts I and III (the "Trusts") set forth in letters sent to certain investors in the Trusts dated September 10, 2000 (the "September 10 Offer Letters"). We have reviewed the September 10 Offer Letters and we have determined that they do not conform to the law and rules governing tender offers under Regulation 14D and Regulation 14E of the Securities Exchange Act of 1934 ("Reg. 14D" and "Reg. 14E" respectively). As a result, the September 10 Offer Letters are misleading and coercive in their terms and manipulative in their failure to provide the information required by Reg. 14D and Reg. 14E ) and, we believe, constitute illegal tender offers.

         Therefore, we hereby demand that you withdraw the tender offers represented by the September 10 Offer Letters. Please respond to this letter on or before September 29, 2000. As you maybe aware, the federal laws permit a private right of action and we will consider all available remedies to protect the interests of the investors in the Trusts, including such possible private legal action.

         Enclosed are copies of the Schedule 14D-9s, which are being filed with the Securities and Exchange Commission today, along with copies of letters to the investors in the Trusts recommending that investors reject your offers for the reasons stated therein.

         Please contact me at the phone number and address above as soon as possible but before September 29, 2000.

                                                     Very truly yours,



                                                     Daniel V. Gulino